Exhibit 99.1

Lifeway Foods, Inc. Announces Results for the Third Quarter Ended September 30, 2017

Morton Grove, IL — November 14, 2017 — Lifeway Foods, Inc. (Nasdaq: LWAY), the leading U.S. supplier of kefir cultured dairy products, today reported financial results for the third quarter ended September 30, 2017.

“Overall, Lifeway performed well in what continues to be a challenging business climate,” said CEO Julie Smolyansky. “While sales declined 4% in the quarter, we continue to shape our product offering responsive to today’s consumer and invest in organizational capabilities that enables our strategic framework. In addition to the changes we implemented in our sales organization earlier in the year, our innovation and commercialization teams have been delivering new, on-trend solutions … both inside and outside of dairy. As I look forward to 2018 and beyond, I remain confident that our team will drive profitable growth from both our flagship drinkable kefir business and our category-expanding innovation.”

Third Quarter Results

Third quarter net sales decreased by $1,204 or 4.0% to $28,786. Lower volumes of our branded drinkable kefir were partially offset by the incremental impact of our new cupped kefir product line, an increase in the volume of our private label products and lower trade promotion.

Gross profit as a percent of net sales increased to 27.2% during the three-month period ended September 30, 2017 from 26.6% during the same three-month period in 2016. The higher gross profit percent reflects lower delivery costs and reduced trade promotion partially offset by the deleveraging impact of lower net sales relative to fixed costs.

Selling expenses decreased by $296 or 6.9% to $4,010 during the three-month period ended September 30, 2017 from $4,306 during the same period in 2016. The decline in selling expenses was driven by lower advertising costs and partially offset by higher sales salaries. We lowered our advertising costs through lower production costs of our Probiotic Billionaire campaign in the third quarter compared to the production costs of the campaign we ran in the year ago period. The higher sales salaries reflect our strategic initiative launched in the first quarter of 2017 to elevate customer focus and improve selling effectiveness with an augmented in-house sales team. Selling expenses as a percentage of net sales were 13.9% for the three-month period ended September 30, 2017 compared to 14.4% for the same period in 2016.

General and administrative expenses decreased $163 or 4.9% to $3,145 during the three-month period ended September 30, 2017 from $3,308 during the same period in 2016. The decrease is primarily a result of lower professional fees.

Our effective tax rate for the three months ended September 30, 2017 was 41.9% compared to an effective tax rate that exceeded 100% in the same period last year. We reported net income of $243 or $0.02 per basic and diluted common share for the three-month period ended September 30, 2017 compared to a net loss of $64 or $0.00 per basic and diluted common share in the same period in 2016.

First Nine Months of Fiscal 2017

Year to date net sales decreased by $1,055 or 1.1% to $92,636 during the nine-month period ended September 30, 2017 from $93,691 during the same nine-month period in 2016. Lower volumes of our branded drinkable kefir were partially offset by the incremental impact of our new cupped kefir product line and an increase in the volume of our private label products.

Gross profit as a percent of net sales decreased to 27.6% from 28.2% in the same period last year. The lower gross profit percent reflects higher milk costs and increased trade promotion partially offset by lower delivery costs.

Selling expenses increased by $915 or 8.5% to $11,648 during the first nine months of 2017 from $10,733 in the first nine months of 2016 reflecting higher sales salaries partially offset by lower advertising costs. As a percentage of net sales, selling expenses increased to 12.6% compared to 11.5% in the same period last year.

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General and administrative expenses increased $443 or 4.3% to $10,743 during the nine-month period ended September 30, 2017 from $10,300 during the same period in 2016. The increase reflects higher compensation expense driven by increased headcount and incentive compensation partially offset by lower professional fees.

Our effective tax rate for the nine months ended September 30, 2017 was 42.9% compared to an effective tax rate of 33.0% in the same period last year. We reported net income of $1,403 or $0.09 per basic and diluted common share for the nine-month period ended September 30, 2017 compared to net income of $2,998 or $0.19 per basic and diluted common share in the same period in 2016.

Balance Sheet

Cash and cash equivalents decreased $1.5 million to $7.3 million during the nine months ended September 30, 2017. As of September 30, 2017, the Company had outstanding borrowings of approximately $6.5 million, of which $3.3 million becomes due in May of 2018. The Company had additional borrowing capacity of $5 million under its line of credit as of September 30, 2017.

Share Repurchase Program

On September 24, 2015, the Company's Board of Directors authorized a stock repurchase program (the “2015 stock repurchase program”) under which the Company may, from time to time, repurchase shares of its common stock for an aggregate purchase price not to exceed the lesser of $3,500 or 250 shares. On November 1, 2017, the Company’s Board of Directors amended the Company’s 2015 stock repurchase program (the “2017 amendment”), by increasing the authorization to the lesser of $5,185 or 625 shares, exclusive of the shares previously authorized under the 2015 stock repurchase program. The repurchase program does not obligate the Company to purchase any shares, and the program may be terminated, suspended, increased, or decreased by the Company’s Board of Directors in its discretion at any time.

About Lifeway Foods, Inc.

Lifeway Foods, Inc. (LWAY), recently named one of Forbes’ Best Small Companies, is America’s leading supplier of the probiotic, fermented beverage known as kefir. In addition to its line of drinkable kefir, the company also produces frozen kefir, specialty cheeses and a ProBugs line for kids. Lifeway’s tart and tangy cultured dairy products are available throughout the United States and on a small, but growing basis in Canada, Latin America, Ireland, and the United Kingdom. Learn how Lifeway is good for more than just you at www.lifewaykefir.com.

Forward-Looking Statements

All statements in this release (and oral statements made regarding the subjects of this release) contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995 regarding, among other things, future operating and financial performance, product development, market position, business strategy and objectives. These statements use words, and variations of words, such as “will,” “invest,” “drive,” “confident,” “forward,” “innovate,” “continue,” “expand,” and “grow.” Other examples of forward looking statements may include, but are not limited to, (i) statements of Company plans and objectives, including the introduction of new products, or estimates or predictions of actions by customers or suppliers, (ii) statements of future economic performance, and (III) statements of assumptions underlying other statements and statements about Lifeway or its business. You are cautioned not to rely on these forward-looking statements. These statements are based on current expectations of future events and thus are inherently subject to uncertainty. If underlying assumptions prove inaccurate or known or unknown risks or uncertainties materialize, actual results could vary materially from Lifeway’s expectations and projections. These risks, uncertainties, and other factors include: price competition; the decisions of customers or consumers; the actions of competitors; changes in the pricing of commodities; the effects of government regulation; possible delays in the introduction of new products; and customer acceptance of products and services. A further list and description of these risks, uncertainties, and other factors can be found in Lifeway’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, and the Company’s subsequent filings with the SEC. Copies of these filings are available online at https://www.sec.gov, http://lifewaykefir.com/investor-relations/, or on request from Lifeway. Information in this release is as of the dates and time periods indicated herein, and Lifeway does not undertake to update any of the information contained in these materials, except as required by law. Accordingly, YOU SHOULD NOT RELY ON THE ACCURACY OF ANY OF THE STATEMENTS OR OTHER INFORMATION CONTAINED IN ANY ARCHIVED PRESS RELEASE.

Contact:

Lifeway Foods, Inc.

Phone: 847-967-1010

Email: info@Lifeway.net

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LIFEWAY FOODS, INC. AND SUBSIDIARIES
Consolidated Balance Sheets
September 30, 2017 and December 31, 2016
(In thousands)

	September 30, 2017 (Unaudited)	December 31, 2016
Current assets
Cash and cash equivalents	$7,264	$8,812
Accounts receivable, net of allowance for doubtful accounts and discounts and allowances of $1,160 and $1,600 at September 30, 2017 and
December 31, 2016 respectively	10,408	9,594
Inventories, net	8,050	8,042
Prepaid expenses and other current assets	1,016	785
Refundable income taxes	771	309
Total current assets	27,509	27,542

Property, plant and equipment, net	23,888	21,832

Intangible assets
Goodwill and other indefinite-lived intangibles	14,068	14,068
Other intangible assets, net	1,143	1,647
Total intangible assets	15,211	15,715

Other Assets	150	125
Total assets	$66,758	$65,214

Current liabilities
Current maturities of notes payable	$3,292	$840
Accounts payable	7,104	5,718
Accrued expenses	2,866	2,169
Accrued income taxes	74	654
Total current liabilities	13,336	9,381

Notes payable	3,197	6,279
Deferred income taxes, net	1,192	1,192
Other long-term liabilities	406	–
Total liabilities	18,131	16,852

Stockholders' equity
Common stock, no par value; 40,000,000 shares authorized; 17,274 shares issued; 16,037 and 16,154 outstanding at September 30, 2017 and
December 31, 2016, respectively	6,509	6,509
Paid-in-capital	2,247	2,198
Treasury stock, at cost	(11,527)	(10,340)
Retained earnings	51,398	49,995
Total stockholders' equity	48,627	48,362

Total liabilities and stockholders' equity	$66,758	$65,214

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LIFEWAY FOODS, INC. AND SUBSIDIARIES
Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)
For the three and nine months ended September 30, 2017 and 2016
(Unaudited)
(In thousands, except per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016

Net sales	$28,786	$29,990	$92,636	$93,691
Cost of goods sold	20,331	21,478	65,262	65,480
Depreciation expense	618	533	1,801	1,797
Total cost of goods sold	20,949	22,011	67,063	67,277

Gross profit	7,837	7,979	25,573	26,414
Selling expense	4,010	4,306	11,648	10,733
General and administrative expense	3,145	3,308	10,743	10,300
Amortization expense	168	176	504	529
Total operating expenses	7,323	7,790	22,895	21,562

Income from operations	514	189	2,678	4,852

Other income (expense):
Interest expense	(62)	(56)	(180)	(161)
Loss on sale of investments, net reclassified from OCI	–	12	–	(15)
Loss on sale of equipment	(34)	(156)	(39)	(307)
Other income, net	–	28	–	105
Total other income (expense)	(96)	(172)	(219)	(378)

Income before provision for income taxes	418	17	2,459	4,474

Provision for income taxes	175	81	1,056	1,476

Net income (loss)	$243	$(64)	$1,403	$2,998

Earnings per common share:
Basic	$0.02	$(0.00)	$0.09	$0.19
Diluted	$0.02	$(0.00)	$0.09	$0.19

Weighted average common shares:
Basic	16,093	16,141	16,133	16,159
Diluted	16,168	16,161	16,218	16,181

COMPREHENSIVE INCOME (LOSS)
Net income (loss)	$243	$(64)	$1,403	$2,998
Other comprehensive income (loss), net of tax:
Unrealized gains on investments, net of taxes	–	6	–	62
Reclassifications to earnings:
Realized (gains) losses on investments, net of taxes	–	(8)	–	9
Comprehensive income (loss)	$243	$(66)	$1,403	$3,069

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LIFEWAY FOODS, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
For the nine months ended September 30, 2017 and 2016
(Unaudited)
(In thousands)

	2017	2016
Cash flows from operating activities:
Net Income	1,403	2,998
Adjustments to reconcile net income to operating cash flow:
Depreciation and amortization	2,305	2,326
Loss on sale of investments, net	–	15
Reserve for inventory obsolescence	320	89
Stock-based compensation	901	100
Deferred income taxes	–	444
Loss on sale of property and equipment	39	307
(Increase) decrease in operating assets:
Accounts receivable	(814)	(823)
Inventories	(328)	(1,611)
Refundable income taxes	(462)	(72)
Prepaid expenses and other current assets	(231)	(310)
Increase (decrease) in operating liabilities:
Accounts payable	1,384	370
Accrued expenses	252	465
Accrued income taxes	(580)	215
Net cash provided by operating activities	4,189	4,513

Cash flows from investing activities:
Purchases of investments	(25)	(559)
Proceeds from sale of investments	–	2,751
Redemption of certificates of deposits	–	513
Purchases of property and equipment	(3,932)	(2,481)
Proceeds from sale of property and equipment	37	149
Net cash (used in) provided by investing activities	(3,920)	373

Cash flows from financing activities:
Purchase of treasury stock	(1,187)	(738)
Repayment of notes payable	(630)	(630)
Net cash used in financing activities	(1,817)	(1,368)

Net (decrease) increase in cash and cash equivalents	(1,548)	3,518

Cash and cash equivalents at the beginning of the period	8,812	5,646

Cash and cash equivalents at the end of the period	$7,264	$9,164

Supplemental cash flow information:
Cash paid for income taxes, net of refunds	$2,098	$886
Cash paid for interest	$180	$162

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